Quarterly Earnings Report                                                                                 February 27, 2009
4Q08

Sales Increased 7.91%

Financial Highlights:
(All December 2007 figures are expressed in millions of Mexican pesos as of December 31, 2007 while the figures for December 2008 are expressed in millions of current Mexican pesos. Comparisons are made with the same period of 2007, unless otherwise stated. Figures may vary due to rounding practices. “bp” stands for basis points)

o Sales for the quarter totaled $7,807.03 million
o Gross income increased 17.86%
o Gross margin for the quarter was 12.21%
o Quarterly operating expenses as a percentage of sales were 7.80%
o The operating margin for the quarter was 4.41%
o Net profit for the quarter reached $222.79 million
o Cash and cash equivalents at the end of the quarter was $524.21 million

Mexico City, Mexico, February 27, 2009. Grupo Casa Saba (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the fourth quarter of 2008.

QUARTERLY EARNINGS

NET SALES

During the fourth quarter, GCS’s sales were $7,807.03 million, an increase of 7.91%.

Sales for our Private Pharma division rose 8.46% during the fourth quarter of 2008, as a result of the consolidation of investments made within the sector, including the most recent acquisition of Drogasmil Medicamento e Perfumeria, S.A.(1), a Brazilian pharmacy chain.

Sales in our Health, Beauty, Consumer Goods, General Merchandise and Other division increased 14.77% compared to the fourth quarter of 2007. This growth was due to commercial agreements that enabled us to increase promotions and discounts which, in turn, increased our sales.

Sales in our Government Pharma division rose 30.37% due to an increase in sales to Petróleos Mexicanos (PEMEX), as well as the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (“ISSSTE”), or the Mexican Social Security and Service Institute for Government Employees.

Publication sales decreased 45.02%, primarily as a result of lower unit sales.  This decrease was due to the fact that Citem stopped distributing some publications that did not meet our minimal profitability requirements.

The sales mix did not change significantly this quarter. Private Pharma sales represented 85.74% of total sales (compared to 85.30% during the fourth quarter of 2007), while Government Pharma accounted for 4.08% (versus 3.37% during the fourth quarter of 2007). Health, Beauty, Consumer Goods, General Merchandise and Other represented 8.47% (compared to 7.97% in the fourth quarter of 2007) and Publications made up the remaining 1.71% (versus 3.36% during the fourth quarter of 2007).

(1) The aquisition took place on May 15, 2008.

SALES BY DIVISION

PRIVATE PHARMA

Sales in our Private Pharma division rose 8.46% during the fourth quarter of 2008, as a result of the consolidation of investments that were made within the sector. This includes the most recent acquisition of Drogasmil Medicamento e Perfumeria, S.A.(2), a Brazilian pharmacy chain.

Sales reached $6,693.86 million and represented 85.74% of the Group’s total sales.

(2) The aquisition took place on May 15, 2008.

GOVERNMENT PHARMA

Sales in our Government Pharma division grew 30.37% due to an increase in sales to PEMEX as well as the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (“ISSSTE”).

Government Pharma sales reached $318.16 million during 4Q08 and accounted for 4.08% of our total sales.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Sales in our Health, Beauty, Consumer Goods, General Merchandise and Other division reached $661.54 million, an increase of 14.77% versus the fourth quarter of 2007. This was due to commercial agreements that enabled us to increase promotions and discounts which, in turn, increased our sales.

As a percentage of total sales, this division went from representing 7.97% in 4Q07 to 8.47% during the fourth quarter of 2008.

PUBLICATIONS

Publication sales decreased 45.02% during the quarter, primarily as a result of lower unit sales.  This decrease was mainly due to the fact that Citem stopped distributing some publications that no longer met our minimal profitability requirements.

This division’s participation as a percentage of total sales went from 3.36% in 4Q07 to 1.71% in the fourth quarter of 2008.

                                                  Division                               % of sales
                                              Private Pharma                             85.74%
                                          Government Pharma                          4.08%
                                Health, Beauty, Consumer Goods,
                                  General Merchandise and Other              8.47%
                                                Publications                                1.71%

                                                   TOTAL                                    100.00%

GROSS INCOME

During the fourth quarter of the year, Grupo Casa Saba’s gross income increased 17.86% to reach $953.38 million. The company’s gross margin improved as a result of the recent investments, to 12.21% compared to 11.18% during 4Q07.

OPERATING EXPENSES

Operating expenses reached $608.78 million, an increase of 50.94% compared to the fourth quarter of 2007.  This was due to the investments that were made over the past months.  Operating expenses represented 7.80% of our total sales.

OPERATING INCOME

As a result of the increase in operating expenses, operating income declined 15.04%, to reach $344.59 million.  The operating margin was 4.41%, 120 b.p. lower than the 5.61% margin registered in the fourth quarter of 2007.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Operating income plus depreciation and amortization for 4Q08 was $374.30 million, a decrease of 12.23% compared to the fourth quarter of 2007.  Depreciation and amortization for the period was $29.71 million, 42.50% higher than in the fourth quarter of 2007

CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the end of the fourth quarter of 2008 was $524.21 million.

COMPREHENSIVE COST OF FINANCING

During the fourth quarter of 2008, GCS’s comprehensive cost of financing (CCF) was $69.35 million, due primarily due to an increase in the amount of interest income paid.

The interest payments were related to the long-term credit that was obtained as a result of our most recent acquisition in Brazil as well as the interest that was generated from the utlitization of short-term credits for our operations in Mexico and Brazil.

OTHER EXPENSES (INCOME)

During the fourth quarter of 2008, the Company registered an income of $31.55 million in other expenses (income). The expenses (income) from this line item were derived from activities that are distinct from the company’s everyday business operations.

TAX PROVISIONS

During the fourth quarter, tax provisions were $84.01 million. These provisions included $77.30 million for income tax and $6.7 million for deferred income tax.

NET INCOME

GCS’s net income for the fourth quarter was $222.79 million, a decrease of 39.34% compared to the fourth quarter of 2007. This decrease was primarily due to a higher comprehensive cost of financing (CCF).

The net margin for the period was 2.85%, lower than the 5.08% net margin obtained during the fourth quarter of 2007.

WORKING CAPITAL

During the fourth quarter of 2008, our accounts receivable days were 61.9, compared to 56.5 days during the fourth quarter of 2007. In addition, our accounts payable days increased by 6.9 days compared to 4Q07, to reach 66.1 days.  Finally, our inventory days were 67.4 days, 0.8 fewer days than in 4Q07.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange and its ADRs on the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:
GRUPO CASA SABA                                  IR Communications:
Rodrigo Echagaray, IRO                               Jesús Martínez Rojas
+52 (55) 5284-6672                                      +52 (55) 5644-1247
rechagar@casasaba.com                             jesus@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com

GRUPO CASA SABA S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
December 2007 figures are expressed in thousands of Mexican pesos of purchasing power as of December 31, 2007
December 2008 figures are expressed in thousands of current Mexican pesos

ITEM	Dec-08	Dec-07	Variation

TOTAL ASSETS	14,680,895	12,039,715	2,641,179

CURRENT ASSETS	11,720,500	10,370,073	1,350,426
CASH AND CASH EQUIVALENTS	524,219	684,312	(160,094)
ACCOUNTS RECEIVABLE (NET)	5,368,221	4,538,524	829,697
INTERCOMPANY
OTHER ACCOUNTS RECEIVABLE (NET)	594,998	257,743	337,255
INVENTORIES	5,130,789	4,872,712	258,077
OTHER CURRENT ASSETS	102,273	16,782	85,491
LONG TERM
ACCOUNTS RECEIVABLE
INVESTMENTS IN EQUITY SHARES AND
UNCONSOLIDATED SUBSIDIARIES
OTHER INVESTMENTS
NET PROPERY, PLANT AND EQUIPMENT	1,368,439	1,269,821	98,618
PROPERTY	1,351,902	1,306,662	45,240
MACHINERY AND EQUIPMENT	495,859	420,762	75,097
OTHER EQUIPMENT	648,893	558,055	90,838
ACCUMULATED DEPRECIATION	1,128,215	1,049,503	78,712
BUILDINGS IN PROCESS		33,845	(33,845)
DEFERRED ASSETS (NET)	1,307,200	217,214	1,089,986
OTHER ASSETS	284,756	182,607	102,149

TOTAL LIABILITIES	7,998,882	5,946,995	2,051,887

CURRENT LIABILITIES	6,443,610	5,249,819	1,193,791
ACCOUNTS PAYABLE	5,846,673	5,178,161	668,512
BANK DEBT	267,241		267,241
DEBT SECURITIES
ACCRUED TAXES	3,145		3,145
OTHER CURRENT LIABILITIES	326,550	71,658	254,892
LONG TERM LIABILITIES	1,053,000		1,053,000
BANK DEBT	1,053,000		1,053,000
DEBT SECURITIES
OTHER DEBT
DEFERRED LIABILITIES
OTHER LIABILITIES	502,272	697,176	(194,904)

SHAREHOLDER'S EQUITY	6,682,013	6,092,720	589,292

MINORITY STOCKHOLDER'S EQUITY	4,092		4,092
MAJORITY STOCKHOLDER'S EQUITY	6,682,013	6,092,720	589,292
PAID-IN CAPITAL	1,993,642	1,993,642	(0)
CAPITAL STOCK	167,903	167,903	0
RESTATEMENT IN CAPITAL STOCK	955,861	955,861	(0)
PREMIUM ON STOCK SOLD	869,878	869,878	(0)
RESERVE FOR RESTATEMENT ON SHAREHOLDER'S EQUITY
CAPITAL INCREASE (DECREASE)	4,688,371	4,099,078	589,293
CUMMULATIVE RESULTS AND EQUITY RESERVE	5,521,465	4,763,352	758,113
RESERVE FOR SHARES REPURCHASE	1,062,201	1,062,201	0
OVERAGE (DEFICIT) ON RESTATEMENT ON STOCKHOLDER'S EQUITY	(2,631,562)	(2,631,562)	0
NET INCOME	736,266	905,087	(168,821)

GRUPO CASA SABA, S.A.B. DE C.V.
December 2007 figures are expressed in thousands of Mexican pesos of purchasing power as of December 31, 2007
December 2008 figures are expressed in thousands of current Mexican pesos.

	Jan-Dec		Jan-Dec		Variation		Oct-Dec		Oct-Dec		Variation
Income Statement	2007	% of sales	2008	% of sales	$	%	2007	% of sales	2008	% of sales	$	%
NET SALES	25,259,662	100.00%	28,382,509	100.00%	3,122,848	12.36%	7,234,906	100.00%	7,807,038	100.00%	572,132	7.91%
COST OF SALES	22,775,405	90.17%	25,290,435	89.11%	2,515,030	11.04%	6,425,991	88.82%	6,853,656	87.79%	427,666	6.66%
Gross Profit	2,484,256	9.83%	3,092,074	10.89%	607,818	24.47%	808,915	11.18%	953,381	12.21%	144,466	17.86%
Operating Expenses
Sales Expenses	594,300	2.35%	778,986	2.74%	184,686	31.08%	184,289	2.55%	259,312	3.32%	75,023	40.71%
Administrative Expenses	830,552	3.29%	1,241,962	4.38%	411,410	49.53%	219,029	3.03%	349,474	4.48%	130,444	59.56%
OPERATING EXPENSES	1,424,852	5.64%	2,020,947	7.12%	596,096	41.84%	403,319	5.57%	608,786	7.80%	205,467	50.94%

Operating Income	1,059,404	4.19%	1,071,127	3.77%	11,723	1.11%	405,596	5.61%	344,595	4.41%	-61,001	(15.04%)
COMPREHENSIVE COST OF FINANCING
Interest Paid	11,156	0.04%	182,079	0.64%	170,923	1532.14%	2,234	0.03%	65,265	0.84%	63,031	2821.95%
Interest (Earned)	-16,625	(0.07%)	-1,146	(0.00%)	15,479	(93.11%)	-2,548	(0.04%)	2,677	0.03%	5,225	(205.05%)
Exchange Loss (Gain)	1,884	0.01%	3,167	0.01%	1,283	68.09%	335	0.00%	1,410	0.02%	1,075	320.60%
Monetary Position (gain)	21,433	0.08%	0	(0.00%)	-21,433	(100.00%)	6,873	0.10%	0	(0.00%)	-6,873	(100.00%)
Comprehensive Cost of Financing	17,847	0.07%	184,100	0.65%	166,253	931.52%	6,894	0.10%	69,352	0.89%	62,458	905.98%

OTHER EXPENSES (INCOME), net	-108,454	(0.43%)	-69,677	(0.25%)	38,777	(35.75%)	-11,410	(0.16%)	-31,557	(0.40%)	-20,148	176.59%

NET INCOME BEFORE TAXES	1,150,011	4.55%	956,704	3.37%	-193,307	(16.81%)	410,112	5.67%	306,801	3.93%	-103,311	(25.19%)

PROVISIONS FOR:
Income Tax	340,192	1.35%	316,923	1.12%	-23,269	(6.84%)	118,984	1.64%	77,307	0.99%	-41,677	(35.03%)
Asset Tax	31,063	0.12%	0	0.00%	-31,063	0.00%	31,063	0.43%	0	0.00%	-31,063	0.00%
Deferred Income Tax	-126,331	(0.50%)	-100,285	(0.35%)	26,046	(20.62%)	-107,232	(1.48%)	6,705	0.09%	113,936	(106.25%)
Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Total taxes	244,923	0.97%	216,637	0.76%	-28,286	(11.55%)	42,814	0.59%	84,011	1.08%	41,197	96.22%

Net Income Before Extraordinary Items	905,087	3.58%	740,066	2.61%	-165,021	(18.23%)	367,298	5.08%	222,790	2.85%	-144,508	(39.34%)

Extraordinary Items (Income)	0	0.00%	3,800	0.01%	3,800	0.00%	0	0.00%	0	0.00%	0	0.00%
Net Income	905,087	3.58%	736,266	2.59%	-168,821	-18.65%	367,298	5.08%	222,790	2.85%	-144,508	-39.34%

Depreciation and Amortization	101,120	0.40%	88,819	0.31%	(12,301)	(12.17%)	20,850	0.29%	29,712	0.38%	8,862	42.50%
Operating income plus Depreciation and Amortization	1,160,525	4.59%	1,159,946	4.09%	(579)	(0.05%)	426,446	5.89%	374,307	4.79%	(52,139)	(12.23%)

Minority Interest			4,092	0.01%	4,092	0.00%			4,092	0.05%	4,092	0.00%